______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For October 16, 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated October 14, 2002

Press Release

Stockholm October 14, 2002

This document is essentially a translation of the Swedish language version. In the event of any discrepancies between this translation and the original Swedish document, the latter shall prevail.

NOTICE

Shareholders in Song Networks Holding AB (publ) ("Song" or the "company"), are hereby summoned to an extraordinary general meeting to be held at 15.00 on Monday 11 November 2002 at City Conference Centre, Folkets Hus, Barnhusgatan 12-14, Stockholm.

NOTIFICATION

A shareholder who wishes to participate in the general meeting must be registered in the share register maintained by VPC AB on Friday 1 November 2002,

notify the company of its intention to attend the general meeting not later than 12 noon on Wednesday 6 November 2002 to the address: Song Networks Holding AB (publ), attention Lena Ekedahl, Box 501, 182 15 Danderyd or by fax 08-56 310 101. The notification should also contain the number of assistants (not more than two) who will accompany the shareholder. The notification should also state name, address, social security- / company registration number, telephone number and the number of shares represented.

A shareholder whose shares are registered in the name of a nominee must, to be entitled to attend the general meeting, temporarily re-register the shares in its own name in due time prior to 1 November 2002.

A shareholder represented by a representative shall issue a power of attorney. The power of attorney should be dispatched to the company to the address mentioned above in due time prior to the general meeting. If a power of attorney is issued by a legal entity, a copy of a registration certificate for that legal entity must be enclosed.

MATTERS AND PROPOSED AGENDA

Opening of the general meeting.

Election of a chairman for the general meeting.

Preparation and approval of voting list.

Approval of agenda.

Election of one or two persons to certify the minutes.

Determination of whether the general meeting has been duly convened.

Information regarding the proposed restructuring of Song.

The board of directors' proposed resolution to amend the articles of association.

Presentation of documentation pursuant to Ch. 4 Sec. 4 and 6 and Ch. 5 Sec. 3 of the Companies Act.

The board of directors' proposed resolutions to issue new shares and convertible debentures.

The board of directors' proposed resolution to amend previous adopted option conditions.

Closing of the general meeting.

MOTIONS

Amendment to the articles of association (item 8)

A. Amalgamation and introduction of a new class of shares, etc.

The board of directors proposes that the general meeting resolves to amend section 6-11 in the articles of association. In summary, the amendments entail the following. The amendment in section 6 refers to the increase of the nominal value of the shares from 5 öre to SEK 5, which means that an amalgamation of shares in the ratio 100:1 is proposed. As set out below, the amendment is conditional on that a guarantor will contribute and provide to VPC AB's disposal the necessary number of shares for settlement of holdings which are not equally dividable by 100. The amendments in section 7-11 refer to the introduction of a new class of shares; preference shares. The preferences share shall be subordinated in several aspects, but can be converted into ordinary shares under certain conditions. Furthermore, a redemption clause regarding preference shares is introduced. The new wording of the clauses is set out below.

"Section 6 Nominal value of shares

The nominal value of each share shall be SEK 5.

Section 7 Class of shares

The Company may issue ordinary shares and preference shares. The number of ordinary shares shall not exceed 100 per cent of the share capital and the number of preference shares shall not exceed 20 per cent of share capital.

A preference share does not entitle to dividend or participation in a bonus issue. If the company is wound up, holders of ordinary shares shall have a preferential right to obtain the nominal amount of the shares prior to holders of preference shares. The surplus, if any, shall after distribution to the holders of preference shares in its entirety be allocated to the holders of ordinary shares.

Section 8 Votes

An ordinary share shall bear ten votes and a preference share shall bear one vote.

Section 9 Preferential rights

If the company resolves to increase the share capital through an issue of shares against cash, an old share shall carry a preferential right to a new share of the same share class in proportion to the previous holding (primary pre-emption right). Shares, which are not subscribed for by shareholders having a preferential right, shall be offered to all shareholders (subsidiary pre-emption right). Where the total number of shares subscribed to following the last mentioned offer cannot be issued, the shares shall be distributed between the subscribers in relation to the number of shares they already own and, to the extent this cannot be effected, by the drawing of lots.

In case of a bonus issue, new ordinary shares shall be issued in relation to the number of shares of the same class being issued previously. In this respect, the old ordinary shares shall have a preferential right to new shares of the same class in relation to their participation in the share capital. As stated in section 7 second paragraph, preference shares do not entitle to participation in a bonus issue.

What has been stated above shall not constitute any limitation in resolving on an issue of shares against cash whereby shareholder's preferential right is deviated from.

Section 10 Conversion of shares

A preference share can be converted into an ordinary share.

Upon a conversion into ordinary shares through conversion of the convertible notes issued by the company at the extraordinary general meeting held on 11 November 2002, whereby registration and entry in the share register have taken place in respect of the new ordinary shares, and when such conversion correspond to more than 10 per cent of the total aggregate nominal amount of the aforementioned convertible notes, preference shares could be converted into ordinary shares according to the following formula:

The number of shares that has been converted through conversion of convertible notes / The total number of shares that has been and could be converted through conversion of the convertible notes * The total number of issued preference shares = The number of preference shares that can be converted into ordinary shares.

Upon a conversion into ordinary shares through conversion of the convertible notes corresponding to more than 80 per cent of the total aggregate nominal amount of the aforementioned convertible notes, all preference shares shall automatically be converted into ordinary shares.

The board of directors shall announce in at least one daily newspaper having nationwide coverage when conversion of the convertible bonds has occurred to such extent as stated in the second paragraph and thereafter when conversion of the convertible bonds corresponding to a percentage equally dividable with 10 have occurred and when conversion of the convertible notes have occurred to such extent set forth in the third paragraph. Such announcement shall also take place on the company's Internet web site. The board of directors shall, when announcing, state the total number of preference shares that could be converted to new ordinary shares and in which way holders of preference shares shall give notice of conversion. Such announcement shall be inserted not later than two weeks after the end of that month during which conversion was carried out to such extent that the above limits were passed.

Holders of preference shares shall have the right to request that preference shares be converted into ordinary shares through a written application to the board of directors of the company no later than 31 March 2008. Such application shall state how many preference shares the request refers to.

The board of directors shall deal with matters related to conversion of preference shares into ordinary shares which owners have requested such conversion at the first board meeting following expiration of each calendar quarter, however first time when conversion corresponding to more than 10 per cent of the total aggregate nominal amount of the convertible notes has taken place pursuant to the second paragraph.

In the event that the total number of preference shares requested to be converted exceeds the number of preference shares that can be converted to ordinary shares according to the second paragraph the distribution of ordinary shares among those who have requested conversion shall take place in relation to the number of preference shares requested to be converted.

Conversion to ordinary shares shall be filed for registration. The conversion to ordinary shares shall be deemed effective upon registration and entry in the share register.

Section 11 Redemption

Reduction of share capital may take place by redemption of preference shares pursuant to the following paragraph.

Preference shares that have not been converted in accordance with section 10 above, may, upon request by the board of directors, be redeemed following the expiry of the last day for application for conversion according to section 10.

A request by the board of directors to redeem the preference shares shall encompass all outstanding preference shares. A reduction of the share capital may not have the result that there is not full coverage of the restricted equity. A reduction may not have the result that the share capital falls below the minimum share capital limit, pursuant to section 5.

Holders of preference shares that have been notified of redemption shall immediately upon receipt of a notification of the redemption decision be obligated to receive the redemption price for such share. The redemption price shall correspond to the nominal value of the share."

___________________________

As a consequence of the new clauses section 7-11 in the articles of association, the current clauses section 7-12 will be re-numbered.

As regards the amendment to section 6, the increase of the nominal value per share through amalgamation of shares, the resolution is conditional on that Handelsbanken Securities, or another third party, will provide such shareholders whose holdings are not equally dividable by 100, such number of shares that would cause their holdings to become equally dividable by 100, and that such shares, the number of which has been estimated at not more than 200,000, have been placed at VPC AB's disposal for distribution to shareholders - without consideration - to adjust their holdings.

The board of directors proposes that the board of directors shall be authorised to effect such actions necessary to execute the amendment to section 6 of the articles of association.

B. Increase of the limits for the share capital in the articles of association

The board of directors proposes that the general meeting resolves to amend section 5 of the articles of association, which is proposed to have the following wording:

"Section 5 Share capital

The share capital of the Company shall be no less than SEK 80,000,000 and no more than SEK 320,000,000."

_________________________

The resolution on amendment to section 5 of the articles of association, is conditional on the general meeting resolving on issuances under item 10 below.

The board of directors proposes that the board of directors shall be authorised to submit an application for amendment to the articles of association, according to this item B., to the Patent and Registration Office, in connection with the filing of applications to register the issuances proposed under item 10 below.

The board of directors' proposals to resolve on new issuances of shares and convertible notes (item 10)

The board of directors proposes that the general meeting resolves on the issuances of shares and convertible notes as set out below. The proposals form part of a negotiated action plan with the purpose to achieve a financial reconstruction of the company. Resolutions in accordance with proposals A to I below are therefore conditional on (i) each other and (ii) that the subsidiary Song Networks N.V. receives a final sanction of a plan of re-composition (homologatie) in Netherlands. In case of full subscription in all issuances and full conversion of issued convertible notes, the ownership of the company will be the following. Out of the company's total amount of shares, the previous shareholders will own approximately 12.9 per cent, the holders' of obligations approximately 60 per cent, Vattenfall AB approximately 19.8 per cent and Stena Adactum AB approximately 7.3 per cent.

_____________________

The proposals in A to I below presuppose an amalgamation in accordance with item 8.A.

A. Issue of new ordinary shares and new preference shares against payment in kind composed of bonds issued by the company's subsidiary Song Networks N.V. in series "USD 150,000,000 13.0% Senior Notes due May 15 2009" (four separate resolutions on issuances)

Series 1:1

The board of directors proposes that the general meeting resolves to increase the share capital of the company by no more than SEK 50,383,045 by issuing no more than 9,084,102 new ordinary shares and no more than 992,507 new preference shares, each share of a nominal value of SEK 5 (after a reverse split 100:1). Holders of bonds, issued by the company's subsidiary Song Networks N.V. in the series "USD 150,000,000 13.0% Senior Notes due May 15 2009", shall have the sole right to subscribe for the new shares, with a right and an obligation to pay for the new shares by way of transferring bonds with an aggregate nominal value of USD 136,455,000 whereby bond note of nominal value of USD 1,000 entitles to subscription of 66.4989 new ordinary shares and 7.2002 new preference shares. Subscription for the new shares shall be made on a subscription list as from 4 December 2002 and until no later than 19 December 2002. Payment for the new shares shall be made by way of transferring the property in kind no later than 19 December 2002. The new ordinary shares shall be issued at SEK 26 per share and the new preference shares shall be issued at SEK 5 per share.

Series 1:2-1.4

The board of directors further proposes that the general meeting resolves on an increase of the company's share capital on the conditions which follow from the in kind resolution of series 1:1 above, nevertheless with the following general amendments.

Subscription for the new shares shall be made on a subscription list as from 20 December 2002 and until no later than 31 January 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 31 January 2003. (In kind resolution series 1:2)

Subscription for the new shares shall be made on a subscription list as from 3 February 2003 and until no later than 14 Mars 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 14 Mars 2003. (In kind resolution series 1:3)

Subscription for the new shares shall be made on a subscription list as from 17 Mars 2003 and until no later than 2 May 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 2 May 2003. (In kind resolution series 1:4)

Allotment of shares in each in kind resolution of series 1:2-1:4 can be made to such extent that the increase of the share capital corresponds to the maximum amount of shares that could be issued reduced by the number of shares subscribed for in the previous resolutions on issuances of shares against property in kind in series 1:1, 1:2 and 1:3.

B. Issue of new ordinary shares and new preference shares against payment in kind composed of bonds issued by the company's subsidiary Song Networks N.V. in series " EUR 100,000,000 13.0% Senior Notes due May 15 2009" (four separate resolutions on issuances)

Series 2:1

The board of directors proposes that the general meeting resolves to increase the share capital of the company by no more than SEK 32,422,105 by issuing no more than 5,842,862 new ordinary shares and no more than 641,559 preference shares, each share of a nominal value of SEK 5 (after a reverse split 100:1). Holders of bonds, issued by the company's subsidiary Song Networks N.V. in the series "EUR 100,000,000 13.0% Senior Notes due May 15 2009", shall have the sole right to subscribe for the new shares, with a right and an obligation to pay for the new shares by way of transferring bonds with an aggregate nominal value of EUR 89,315,000 whereby bond note of a nominal value of EUR 1,000 entitles to subscription of 65.3066 new ordinary shares and 7.0711 new preference shares. Subscription for the new shares shall be made on a subscription list as from 4 December 2002 and until no later than 19 December 2002. Payment for the new shares shall be made by way of transferring the property in kind no later than 19 December 2002. The new ordinary shares shall be issued at SEK 26 per share and the new preference shares shall be issued at SEK 5 per share.

Series 2:2-2.4

The board of directors further proposes that the general meeting resolves on an increase of the company's share capital on the conditions which follow from the in kind resolution of series 2:1 above, nevertheless with the following general amendments.

Subscription for the new shares shall be made on a subscription list as from 20 December 2002 and until no later than 31 January 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 31 January 2003. (In kind resolution series 2:2)

Subscription for the new shares shall be made on a subscription list as from 3 February 2003 and until no later than 14 Mars 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 14 Mars 2003. (In kind resolution series 2:3)

Subscription for the new shares shall be made on a subscription list as from 17 Mars 2003 and until no later than 2 May 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 2 May 2003. (In kind resolution series 2:4)

Allotment of shares in each in kind resolution of series 2:2-2:4 can be made to such extent that the increase of the share capital corresponds to the maximum amount of shares that could be issued reduced by the number of shares subscribed for in the previous resolutions on issuances of shares against property in kind in series 2:1, 2:2 and 2:3.

C. Issue of new ordinary shares and new preference shares against payment in kind composed of bonds issued by the company's subsidiary Song Networks N.V. in series " EUR 150,000,000 11 7/8% Senior Notes due December 1 2009" (four separate resolutions on issuances)

Series 3:1

The board of directors proposes that the general meeting resolves to increase the share capital of the company by no more than SEK 44,995,015 by issuing no more than 8,111,775 new ordinary shares and no more than 887,228 new preference shares, each share of a nominal value of SEK 5 (after a reverse split 100:1). Holders of bonds, issued by the company's subsidiary Song Networks N.V. in the series "EUR 150,000,000 11 7/8% Senior Notes due December 1 2009", shall have the sole right to subscribe for the new shares, with a right and an obligation to pay for the new shares by way of transferring bonds with an aggregate nominal value of EUR 125,089,000 whereby bond note of a nominal value of EUR 1,000 entitles to subscription of 64.7681 new ordinary shares and 7.0128 new preference shares. Subscription for the new shares shall be made on a subscription list as from 4 December 2002 and until no later than 19 December 2002. Payment for the new shares shall be made by way of transferring the property in kind no later than 19 December 2002. The new ordinary shares shall be issued at SEK 26 per share and the new preference shares shall be issued at SEK 5 per share.

Series 3:2-3.4

The board of directors further proposes that the general meeting resolves on an increase of the company's share capital on the conditions which follow from the in kind resolution of series 3:1 above, nevertheless with the following general amendments.

Subscription for the new shares shall be made on a subscription list as from 20 December 2002 and until no later than 31 January 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 31 January 2003. (In kind resolution series 3:2)

Subscription for the new shares shall be made on a subscription list as from 3 February 2003 and until no later than 14 Mars 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 14 Mars 2003. (In kind resolution series 3:3)

Subscription for the new shares shall be made on a subscription list as from 17 Mars 2003 and until no later than 2 May 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 2 May 2003. (In kind resolution series 3:4)

Allotment of shares in each in kind resolution of series 3:2-3:4 can be made to such extent that the increase of the share capital corresponds to the maximum amount of shares that could be issued reduced by the number of shares subscribed for in the previous resolutions on issuances of shares against property in kind in series 3:1, 3:2 and 3:3.

D. Issue of new ordinary shares and new preference shares against payment in kind composed of bonds issued by the company's subsidiary Song Networks N.V. in series " EUR 175,000,000 12 3/8 % Senior Notes due February 1 2008" (four separate resolutions on issuances)

Series 4:1

The board of directors proposes that the general meeting resolves to increase the share capital of the company by no more than SEK 47,254,055 by issuing no more than 8,519,443 new ordinary shares and no more than 931,368 new preference shares, each share of a nominal value of SEK 5 (after a reverse split 100:1). Holders of bonds, issued by the company's subsidiary Song Networks N.V. in the series "EUR 175,000,000 12 3/8 % Senior Notes due February 1 2008", shall have the sole right to subscribe for the new shares, with a right and an obligation to pay for the new shares by way of transferring bonds with an aggregate nominal value of EUR 126,135,000 whereby bond note of nominal value of EUR 1,000 entitles to subscription of 67.4630 new ordinary shares and 7.3046 new preference shares. Subscription for the new shares shall be made on a subscription list as from 4 December 2002 and until no later than 19 December 2002. Payment for the new shares shall be made by way of transferring the property in kind no later than 19 December 2002. The new ordinary shares shall be issued at SEK 26 per share and the new preference shares shall be issued at SEK 5 per share.

Series 4:2-4.4

The board of directors further proposes that the general meeting resolves on an increase of the company's share capital on the conditions which follow from the in kind resolution of series 4:1 above, nevertheless with the following general amendments.

Subscription for the new shares shall be made on a subscription list as from 20 December 2002 and until no later than 31 January 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 31 January 2003. (In kind resolution series 4:2)

Subscription for the new shares shall be made on a subscription list as from 3 February 2003 and until no later than 14 Mars 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 14 Mars 2003. (In kind resolution series 4:3)

Subscription for the new shares shall be made on a subscription list as from 17 Mars 2003 and until no later than 2 May 2003. Payment for the new shares shall be made by way of transferring the property in kind no later than 2 May 2003. (In kind resolution series 4:4)

Allotment of shares in each in kind resolution of series 4:2-4:4 can be made to such extent that the increase of the share capital corresponds to the maximum amount of shares that could be issued reduced by the number of shares subscribed for in the previous resolutions on issuances of shares against property in kind in series 4:1, 4:2 and 4:3.

E. Issue of new ordinary shares with deviation from preferential rights of the shareholders

The board of directors proposes that the general meeting resolves to increase the share capital of the company by SEK 57,692,310 by issuing 11,538,462 new ordinary shares, each share of a nominal value of SEK 5 (after a reverse stock split 100:1). With deviation from the shareholders preferential rights Vattenfall AB shall have the right to subscribe for 7,692,308 new shares and Stena Adactum AB shall have the right to subscribe for 3,846,154 new shares. Subscription for the new shares shall be made a subscription list during the period 19 December 2002 and up to and including 9 January 2003. Payment for the new shares shall be made no later than 9 January 2003. The new shares shall be issued at SEK 26 per share.

F. Issue of new ordinary shares with preferential rights for the shareholders

The board of directors proposes that the general meeting resolves to increase the share capital of the company by no more than SEK 18,662,085 by issuing no more than 3,732,417 new ordinary shares (with reservation for such increase of the share capital and the number of shares that may follow from the exercising of warrants), each share of a nominal value of SEK 5 (after a reverse stock split 100:1). The right to subscribe for the new shares is granted to the company's shareholders in proportion to their holding of the share capital, where four old shares share shall entitle to subscription for nine new ordinary shares. The record date for allocation of the subscription rights shall be 16 December 2002. Subscription for the shares shall take place between 20 December 2002 and 17 January 2003. Subscription of the shares by using subscription rights shall be made through cash payment. The new shares shall be issued at SEK 26 per share.

G. Issue of convertible debentures with preferential rights for the shareholders

The board of directors proposes that the general meeting resolves to issue convertible debentures by raising a convertible loan in the nominal amount of no more than SEK 82,942,000 (with reservation for such increase that may follow from the exercise of warrants). The convertible debentures shall, if subscribed for and fully converted to ordinary shares in the company, increase the company's share capital by no more than SEK 10,633,585 through issue of no more than 2,126,717 new ordinary shares, each share with a nominal value of SEK 5 (after a reverse stock split 100:1).

The right to subscribe for the convertible debentures is granted to the company's shareholders in proportion to their holding of the share capital, where 20 old ordinary shares shall entitle to subscription for a convertible debentures with a nominal value of SEK 1,000. The record date for allocation of the subscription rights shall be 16 December 2002. The convertible debentures shall be issued at a rate corresponding to 100 per cent of the nominal value of the convertible loan, i. e. no more than SEK 82,942,000.

Subscription for the convertible debentures shall take place between 20 December 2002 and 17 January 2003. Subscription of the convertible debentures shall be made through cash payment.

The loan carries annual interest equal to seven (7) per cent. The loan matures on 30 December 2007 except to the extent of prior conversion. Conversion into new ordinary shares can take place during the period as from 1 March 2003 up to and including 30 November 2007. The conversion price is SEK 39.

H. Issue of convertible debentures with deviation from preferential rights of the shareholders

The board of directors proposes that the general meeting resolves to issue convertible debentures by raising a convertible loan in the nominal amount of SEK 15,000,000. The convertible debentures shall, if subscribed for and fully converted into shares in the company, increase the company's share capital by no more than SEK 1,923,075 through issue of no more than 384,615 new ordinary shares, each share with a nominal value of SEK 5 each (after a reverse split 100:1).

Stena Adactum AB has, with deviation from the shareholders' preferential rights, the right to subscribe for the convertible debentures. The convertible debentures shall be issued at a rate corresponding to 100 per cent of the nominal value of the convertible loan, i. e. SEK 15,000 000. Subscription for the convertible debentures shall take place no later than 9 January 2003.

The loan carries annual interest equivalent to seven (7) percent. The loan matures on 30 December 2007 except to the extent of prior conversion. Conversion into new ordinary shares can take place during the period as from 1 March 2003 up to and including 30 November 2007. The conversion price is SEK 39.

I. Issue of new ordinary shares with deviation from the preferential right of shareholders

The board of directors proposes that the general meeting resolves to increase the share capital of the company by no more than SEK 19,230,770 by issuing no more than 3,846,154 new ordinary shares, each share of a nominal value of SEK 5 (after a reverse stock split 1:100). Vattenfall AB has, with deviation from the shareholders' preferential rights, the right to subscribe for no more than 3,846,154 new shares. Subscription for the new shares shall be made on a subscription list as from 2 January 2003 and up to and including 15 January 2003. Payment for the new shares shall be made when subscribing for the new shares, however no later than 15 January 2003. The new shares shall be issued at SEK 26 per share.

_________________________

The board of directors proposes that the board of directors, the managing director or the one who the board of directors appoints shall be authorised to make those minor adjustments in the resolution that may be necessary in connection with registration with the Swedish Patent and Registration Office.

The reason to deviation from the preferential rights of the shareholders (items E, H, and I above) is that the board of directors desires to secure the capital requirements of the company. The terms and conditions for the issuances have been established through negotiations.

The resolution according to each of items in A to I above is conditional on (i) that the general meeting resolves on all the other issuances under this item 10 pursuant to proposals of the board of directors and (ii) that the final sanction of the composition (homologatie), case no 02.059-S by Rechtbank te Amsterdam regarding the subsidiary Song Networks N.V., has gained legal force no later than prior to expiration of the subscription periods set out above.

At the time for submitting this proposal, each share has a nominal value of SEK 0.05. Due to the proposed amendment of the articles of association, a reverse stock split in the ratio 100:1 is proposed, where the new nominal value per share is proposed to be SEK 5. If the proposed amendment to the articles of association is not resolved or implemented in time to implement this issuance, the number of shares etc. stated in the resolution shall be re-calculated to correspond to the current nominal value per share.

The board of directors' proposed resolution to amend previously adopted option conditions (item 11)

The board of directors purposes that the general meeting resolves to amend previous resolved option conditions so that it is clear from the option conditions that option rights entitle to subscription of new ordinary shares of the company.

The amendment is caused of and conditional upon that the general meeting resolves to amend the articles of association in item 8 A above (introduction of a new class of shares; preference shares).

____________________

Resolutions by the general meeting under items 8 and 10, are valid only if adopted by shareholders holding two-thirds of the votes cast as well as two-third of all shares present or represented at the general meeting.

The board of directors' complete proposals for resolutions regarding items 8, 10, 11 and documentation pursuant to item 9 will be available at the company from 4 November 2002 and will be dispatched to shareholders requesting such information and stating their address.

Stockholm October 2002

The Board of Directors

Song Networks Holding AB (publ)

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at

www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2002

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer